Exhibit 99.4

Risk Factors

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in our industry and others of which are more specific to our own businesses. The discussion below addresses the risk relating to our ability to continue as a going concern, of which we are currently aware, that could affect our businesses, results of operations and financial condition and make an investment in the Company speculative or risky.

We have limited working capital and a history of material losses, which raises substantial doubt as to our ability to continue as a going concern.

Our unaudited interim condensed consolidated financial statements for the three and nine months ending September 30, 2021 and 2020 have been prepared on a going concern basis. However, substantial doubt exists about our ability to continue as a going concern. Our total comprehensive loss for the three and nine months ending September 30, 2021 and 2020 were EUR 30,638 thousand and EUR 24,732 thousand, respectively. We have a history of incurring material operating losses, we are not profitable and do not expect to become profitable in the near future and, absent additional equity or debt financing, we may be unable to continue as a going concern as a result, and you may lose all of your investment in us.

We will require additional funding, which may not be available to us in the desired amount, at the desired time or on acceptable terms, or at all.

We will need to raise additional capital in order to continue as a going concern. We will need to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available in the desired amount, at the desired time, or on acceptable terms, or at all. We cannot assure you that we will be able to secure the funding required to allow us to continue as a going concern. To the extent that we raise additional funds by issuing equity securities or securities convertible into, or exercisable or exchangeable for, equity securities, our shareholders may experience significant dilution. Any financing, if available, may require that we agree to covenants that restrict our operations. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish certain rights to our products or grant licenses on terms that may not be favorable to us. If any one of these factors is unfavorable, we may not be able to obtain additional funding, in which case, our business could be jeopardized and we may not be able to continue our operations or pursue our strategic plans. If we are forced to scale down, limit or cease operations, our stockholders could lose all of their investment in our Company.